EXHIBIT “B”

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

March 31, 2004

Item 3.	Press Release

The press release attached as Attachment “A” was released on CCN Matthews in Canada and on Business Wire in the United States on March 31, 2004 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. reports that it has closed the previously announced acquisition of Glamis Gold Ltd.’s Net Smelter Return (NSR) royalty on the Cerro San Pedro heap leach gold-silver project in central Mexico. Glamis had retained the royalty as part of the sale of its 50% interest in the Cerro San Pedro project to Metallica. Metallica paid Glamis $7.25 million for both the royalty and to retire the remaining $5 million of debt that Metallica owed Glamis as part of the purchase agreement.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of March 31, 2004.

“Richard J. Hall” Richard J. Hall, President & CEO

ATTACHMENT “A”	Press Release No. 04-05

METALLICA RESOURCES ANNOUNCES COMPLETION OF THE
PURCHASE OF GLAMIS GOLD’S ROYALTY AT CERRO SAN PEDRO
PROJECT, MEXICO

(All dollar amounts in this press release are in US dollars unless otherwise indicated)

March 31, 2004, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce that it has closed the previously announced acquisition of Glamis Gold Ltd.’s Net Smelter Return (NSR) royalty on the Cerro San Pedro heap leach gold-silver project in central Mexico. Glamis had retained the royalty as part of the sale of its 50% interest in the Cerro San Pedro project to Metallica. Metallica already owned 50% of the project. Metallica paid Glamis $7.25 million for both the royalty and to retire the remaining $5 million of debt that Metallica owed Glamis as part of the purchase agreement.

As has been reported in earlier press releases, the Cerro San Pedro project, which is currently under construction, is scheduled to have its first gold pour in the fourth quarter of 2004. The project is forecast to have annual production averaging 90,500 ounces of gold and 2.1 million ounces of silver, or approximately 122,800 ounces of gold equivalent per year when using a silver-to-gold ratio of 65 to 1. The mine life is currently estimated at 8.3 years. The mineral reserves at Cerro San Pedro are estimated at 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver per tonne at a waste-to-ore ratio of 1.2 to 1, using gold and silver prices of $325 and $4.62. This equates to 1.2 million ounces of gold and 47 million ounces of silver, or approximately 1.9 million ounces of gold equivalent when using a silver-to-gold ratio of 65 to 1.

Also as previously reported, and using the mineral reserves reported above, the after-tax economics and operating cost sensitivities for the Cerro San Pedro project are as follows:

Gold	Silver	NPV @ 0%	NPV @ 5%		Operating Cash	Total Cash Cost/oz
($/oz)	($/oz)	(Millions)	(Millions)	IRR	Cost/oz Gold	Gold
$375	$5.77	$83.1	$56.5	36.9%	$159	$169
$400	$6.15	$98.8	$68.5	43.2%	$150	$160
$425	$6.54	$115.8	$81.6	50.1%	$141	$152

The operating cash and total cash costs were calculated in accordance with the standards adopted by the former Gold Institute where, in the case of Cerro San Pedro, the silver is used as a credit against the operating costs to determine the cost per ounce of gold. The total cash cost differs from the operating cash cost in that the total cash cost includes a 1.95% gross revenue royalty payable to Newmont Mining. A gold-to-silver ratio of 65 to 1 has been assumed for the sensitivity study.

In addition to the Cerro San Pedro project, Metallica owns the world-class El Morro porphyry copper-gold project in Chile where it recently reported that its joint venture partner, Noranda Inc, intends to spend $1.66 million by completing an 8,000-meter diamond-drilling program commencing in the fourth quarter of 2004. Based on a previously reported inferred resource estimate, completed by Noranda Inc in September 2002, the La Fortuna deposit at the El Morro project contains an inferred resource of 465 million tonnes of material grading 0.61% copper and 0.50 grams per tonne of gold at a 0.4% copper cutoff grade. This equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. The El Morro area of the project, located approximately 5.5 kilometers northwest of the La Fortuna deposit, has an inferred resource of 45 million tonnes of material grading 0.50% copper and 0.18 grams per tonne of gold at an 0.4% copper cutoff grade, or approximately 495 million pounds of copper and 260,000 ounces of gold. Both La Fortuna and the namesake El Morro areas have excellent potential for additional resources. Noranda has the right to earn a 70% interest in the El Morro project.

All drill core samples have been assayed by ALS Chemex (Chile) S.A., an independent laboratory located in Coquimbo, Chile. Gannet certified standards were used to ensure assay quality. The analytical method was assay analysis for the copper and fire assay with an atomic absorption finish for the gold values. Noranda’s Drill Core Sampling and Analysis Protocols, developed through Noranda’s Six Sigma process, were employed to ensure quality assurance and quality control. Geoanalitica, another independent laboratory located in Coquimbo, Chile analyzed selected bulk rejects and pulps as part of the quality assurance program. The Qualified Persons who supervised the design and conduct of work on the El Morro inferred resource estimate was Stanley Clemmer, Senior Resource Geologist, of Noranda Inc.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.